VF 4-13-05



SECURITI 05040114 SSION

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SEC FILE NUMBER
8- 66213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALM SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4830 West Kennedy Blvd., Suite 890
(No. and Street)

TAMPA (City) FL (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. BURNS 813-281-0995
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRKLAND, RUSS, MURPHY & TAPP, P.A.
(Name — *if individual, state last, first, middle name*)

13577 Feather Sound Dr Suite 400 Clearwater, FL 33762
(Address) (City) (State) (Zip Code)

PROCESSED
APR 29 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89) 62

OATH OR AFFIRMATION

I, DAVID A BURNS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALM SECURITIES, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Director
Title

Notary Public



STEPHANIE BARR
Notary Public - State of Florida
My Commission Expires Sep 21, 2008
Commission # DD 357030
Bonded By National Notary Assn.



REC'D S.E.C.
APR 5 2005
1036

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Palm Securities, LLC

4830 West Kennedy Blvd.
Suite 890
Tampa, FL 33609
(813) 281-0995

Securities and Exchange Commission
Office of Investor Education and Assistance
450 Fifth Street, NW
Washington, DC 20549

April 4, 2005


RECD S.E.C.
APR 5 2005
1086

Via FedEx

Gentlemen:

Pursuant to the March 29, 2005 notice and request from the NASD (copy enclosed) enclosed are two (2) copies of the Oath or Affirmation with notarized original signature, submitted in connection with the certified annual audit for Palm Securities, LLC for the year ended December 31, 2004. In addition, as requested we are also enclosing another two completed Part III annual audit facing pages.

Please contact the firm's financial operations principal, David Burns, or the undersigned if there are any questions regarding the enclosed material.

Sincerely,

Thomas W. Cardy
Managing Director

Enc.